ASSET PURCHASE AGREEMENT
                          ------------------------

     THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made as of this 25th day of October, 2001 (the "Effective Date"), by and among (i) ARDENT COMMUNICATIONS, INC., a Delaware corporation, and ARDENT, INC., a Virginia corporation, both debtors and debtors-in-possession (collectively, "Seller"), each with a principal place of business at 1820 North Fort Meyer Drive, Arlington, Virginia 22209, and (ii) NETWORK ACCESS SOLUTIONS CORPORATION, a Delaware corporation or its Permitted Designee (as defined in Section 12(d)) ("Buyer"), with offices at 13650 Dulles Technology Drive, Herndon, Virginia 20171. Seller and Buyer are sometimes referred to as the "Parties."

                                   RECITALS
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    WHEREAS, Seller is engaged in the business of supplying broadband Internet access solutions and web services (collectively, the "Business"); and

    WHEREAS, on October 10, 2001, Seller filed voluntary chapter 11 petitions commencing cases in the United States Bankruptcy Court for the District of Columbia (the "Bankruptcy Court"), Case Nos. 01-02085 and 01-02086 (collectively, the "Chapter 11 Case"); and

    WHEREAS, Buyer desires to purchase certain of the assets of Seller related to or used by Seller in connection with the Business and to assume selected executory contracts of Seller (the "Acquired Assets") (as more particularly defined in Section 1) related to the Business on an expedited basis, and Seller desires to sell, assign and transfer to Buyer the Acquired Assets on an expedited basis, as more particularly described herein and in accordance with Sections 105, 363 and 365 of the United States Bankruptcy Code (the "Bankruptcy Code"); and

    WHEREAS, the Parties agree that time is of the essence in connection with the sale of the Acquired Assets, and Buyer has stated that a rapid consummation of the sale of the Acquired Assets is essential; and

    WHEREAS, the Acquired Assets will be sold pursuant to an order of the Bankruptcy Court approving such sale under Sections 105, 363 and 365 of the Bankruptcy Code (the "Sale Order" defined in Section 6(c)(ii)(B) herein).

     NOW, THEREFORE, for and in consideration of the foregoing and their mutual covenants and agreements set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.    SALE OF ASSETS

     (a)    Acquired Assets.   At the Closing (as defined in Section 3(a)),
pursuant to Sections 105, 363, and 365 of the Bankruptcy Code and on the terms and subject to the conditions precedent of this Agreement, Seller will sell, assign and transfer to Buyer, and Buyer will purchase, all of Seller's right, title and interest in and to the Acquired Assets. The Acquired Assets include the following:

           (i) DSL Customers. Seller's entire DSL customer base, including but not limited to resellers (the "DSL Customers"), consisting of approximately 16,800 lines as listed on a 3.5" floppy disk delivered by Seller to Buyer on the date of this Agreement and initialed by the parties hereto, examples of which are set forth on Schedule 1(a)(i).
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          (ii)    DSL Customer Contracts.  Any and all contracts and
agreements related to the DSL Customers (including but not limited to reseller agreements), samples of which are included on Schedule 1(a)(ii) (the "Customer Contracts"). Pursuant to Section 365 of the Bankruptcy Code and the Assignment and Assumption Agreement (as defined in Section 3(b)(iii), as applicable, Seller will assign to Buyer, and Buyer will accept from Seller, all of Seller's right, title and interest in, to and under the Customer Contracts.

         (iii) Covad Contract. That certain ISP Customer Agreement for TeleSpeed(sm) Services Prepared for CAIS, Version 3.3, dated as of October 29, 1998, together with List Pricing Schedule A, Volume Purchase Plan Schedule B, Client TeleSpeed Circuit Matrix Schedule D, that certain Services Addendum, dated as of August 1, 1999, that certain Services Agreement, dated as of August 2, 1999, including the Volume Commitment Schedule, Price Schedule
TeleSpeed Services, Service Level Agreement   TeleSpeed Services, Price
Schedule   TeleSurfer(sm) Services, and Market Development Funds   TeleSpeed
Services and all related contracts and agreements related to the DSL Customers or the DSL Customer Contracts (including but not limited to the Memorandum of Understanding dated September 25, 2001) (collectively, the "Covad Contract") between Seller or its predecessors and Covad Communications Company ("Covad"). The Parties acknowledge that Four Million Seven Hundred Thousand and 00/00 United States Dollars (US $4,700,000.00) (the "Covad Cure Amount") is currently owed by the Seller pursuant to the Covad Contract for pre-petition services. The Covad Cure Amount and other obligations under the Covad Contract shall be satisfied by the Parties pursuant to Section 6(i). Seller will assign all of Seller's right, title, interest and obligations and liabilities in (as expressly described in this Agreement), to and under the Covad Contract to Buyer, and Buyer will accept and assume the same from Seller.

        (iv) Related Material. Subject to the last sentence of this Section (iv), DSL Customer User IP and email addresses and related information, Customer Premises Equipment ("CPE") owned by Covad or Seller, CPE passwords and configurations, DSL Customer contact information, billing and pricing information, static IP addresses and relevant Covad backhaul network information, all of Seller's written and electronic information relating to the DSL Customers (including, without limitation, customer lists, customer files and other written accounts of Seller) incidental to or used in performing the Customer Contracts, and other reasonably requested information, in each case, to the extent transferable, relating to sales and marketing data, principal contacts, pricing information and accounting records and information and contract performance information (the "Related Material"). Buyer and Seller agree to complete within ten (10) days of the Effective Date a final Transition Plan for the transition of certain matters regarding the DSL Customers, including without limitation, DSL Customer User IP and email addresses, as set forth in the initial Transition Plan attached hereto as
Schedule 1(a)(iv). Seller covenants that it will use its commercially reasonable efforts, as requested by Buyer, to obtain approval from the American Registry for Internet Numbers ("ARIN") and/or the Internet Corporation for Assigned Names and Numbers ("ICANN") of the transition of the DSL Customer User IP and email addresses to Buyer, including taking any steps recommended or required by ARIN and/or ICANN with regard to Seller's management of assigned IP addresses managed by Seller. Seller makes no covenant, representation or warranty regarding its ability to transfer such User IP and email addresses without the approval of ARIN and/or ICANN.

     (b) Excluded Assets. The Seller is not selling, transferring or conveying to Buyer any asset that is not described in Section 1(a).
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     (c)    Non-Assumption of Liabilities.  Except for performance of
obligations arising under the Customer Contracts from and after the Closing Date, and except with respect to the Covad Contract as discussed in Sections 1(a),2(b)(iii), and 6(i) herein, the Buyer will not assume or have any responsibility with respect to any liability of Seller for Seller's customers.

2.    PURCHASE PRICE

     (a) Security Deposit. Within three (3) days of the Effective Date, Buyer shall deliver or cause to be delivered by wire transfer or by a certified or cashier's check, the amount of Three Hundred Thousand and 00/00 United States Dollars (US $300,000.00) (the "Security Deposit") into the care of Swidler Berlin Shereff Friedman, LLP as escrow agent (the "Escrow Agent") pursuant to the terms and conditions of this Section 2(a) and of an escrow agreement substantially in the form attached hereto as Exhibit A (the "Escrow Agreement") to be executed by Buyer, Seller and the Escrow Agent. At the Closing, the Security Deposit, together with any interest thereon, shall be credited against the Purchase Price (as defined below.) If this Agreement is terminated prior to Closing, the Security Deposit shall be distributed in accordance with Section 11(b).

      (b) Purchase Price. The aggregate purchase price for the Acquired Assets shall be: TWO Million AND 00/00 UNITED STATES DOLLARS (US $2,000,000.00) (the "Purchase Price"). The Purchase Price is in addition to and separate from the payment by Buyer to Covad of the Covad Cure Amount (although the Parties recognize that Buyer's payment of the Covad Cure Amount may constitute a substantial benefit to Seller and its estate vis-a-vis a reduction of Seller's liability to Covad), and the Purchase Price is payable in accordance with the following:

          (i) At the Closing (as defined below), Buyer shall deliver to Seller by wire transfer in immediately available funds to an account designated in writing by Seller to Buyer prior to the Closing, the amount of TWO MILLION AND 00/00 UNITED STATES DOLLARS (US $2,000,000.00), less the Security Deposit and any accrued interest thereon, plus any amount to which the Seller is entitled pursuant to Section 2(b)(iii);

         (ii) One (1) day prior to the Closing, Buyer and Seller shall deliver to the Escrow Agent a Mutual Consent Notice (as defined in the Escrow Agreement), instructing the Escrow Agent to wire on the Closing Date the amount of the Security Deposit, plus any interest accrued thereon, to the account of Seller as designated in the Mutual Consent Notice.

         (iii) If the amount paid by Buyer to Covad in connection with the assignment and assumption of the Covad Agreement to Buyer hereunder (the "Actual Covad Cure Payment") is less than the Covad Cure Amount, Buyer shall also pay to Seller an amount equal to fifty percent (50%) of the difference between the Covad Cure Amount and the Actual Covad Cure Payment.

     (c) The Parties agree that the Purchase Price shall be allocated as set forth on Schedule 2(c) attached hereto and that the Parties will file all Federal and state income tax returns and all other forms and returns, including Internal Revenue Service Form 8594, in accordance with the allocation set forth on Schedule 2(c).

3.    CLOSING

     (a)    The closing of the transactions contemplated by this Agreement
(the "Closing") will take place at the offices of Swidler Berlin Shereff
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Friedman, LLP, 3000 K Street, NW, Suite 300, Washington, D.C. 20007-5116 or at
such other place, or pursuant to such other means, as may be mutually agreed by the Parties. The Closing shall take place (i) within one business day after the conditions set forth in Sections 8 and 9 have been satisfied or waived or (ii) at such other time as fixed by agreement among the Parties (the "Closing Date"). Time is of the essence in connection with this Agreement, and Buyer shall have the right to terminate this Agreement in accordance with
Section 11(a)(ii)(B) if the Closing has not occurred on or before November 19, 2001, and under no circumstance shall Buyer be obligated to close later than November 19, 2001.

     (b) At the Closing, Seller shall deliver to Buyer (i) possession of all tangible assets comprising the Acquired Assets, (ii) a Bill of Sale substantially in the form attached hereto as Exhibit B duly executed by Seller, and (iii) an Assignment and Assumption Agreement in respect of the Customer Contracts and the Covad Contracts substantially in the form attached hereto as Exhibit C duly executed by Seller. In addition, for the period from the Closing through and including ninety (90) days from Closing, Seller shall execute and deliver, without further consideration, such further instruments of transfer and take such other commercially reasonable action as Buyer may require to transfer to Buyer, or perfect the transfer to Buyer of, any of the Acquired Assets.

     (c) At the Closing, Buyer shall deliver to Seller (i) the Purchase Price in accordance with Section 2(b), and (ii) the Bill of Sale and the Assignment and Assumption Agreement, duly executed by Buyer.

4.    REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller hereby represents, warrants and covenants to Buyer as follows:

     (a) Authorization. Ardent Communications, Inc. and Ardent Inc. are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware and the Commonwealth of Virginia, respectively. The execution and delivery by Seller of this Agreement to Buyer and the sale contemplated hereby has been duly and validly authorized by any and all necessary action on the part of Seller and its stockholders, and Seller shall deliver to Buyer, at or prior to the execution hereof, copies, certified by Seller's Secretary, of the minutes of the meeting of its Board of Directors and stockholders at which such authority was granted. Subject to Bankruptcy Court approval, this Agreement and the documents executed pursuant to this Agreement (collectively the "Definitive Documents") to which it is a party have been duly and validly executed by Seller and, assuming due authorization, execution and delivery by the Seller of the Definitive Documents to which it is a party, such Definitive Documents will constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, upon the entry of the Sale Order (as defined in Section 6(c)(ii)(B)); provided, however, if Seller breaches this Agreement subsequent to approval of this Agreement by the Bankruptcy Court and the entry of the Sale Order, Buyer's damages are an administrative priority claim under Sections 503(b) and 507(a) of the Bankruptcy Code.

     (b) No Conflict. Except for (i) orders, approvals or authorizations of the Bankruptcy Court and (ii) for consents, orders, approvals, authorizations, or registrations, which, if not obtained, would not, individually or in the aggregate, have a material adverse effect on the Business, Seller has full power, right and authority to sell and transfer the Acquired Assets to Buyer and the execution, delivery and performance of this Agreement by Seller and compliance by Seller with the terms hereof will not
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(x) conflict with any provision of the organizational documents of Seller; (y)
result in a default (or give rise to any termination, cancellation or acceleration) under any of the terms, conditions or provisions of any agreement to which Seller is a party or by which it is bound, except for such defaults (or rights of termination, cancellation or acceleration) as to requisite waivers or consents have been obtained; or (z) violate any statute, law, rule, regulation, order, writ, injunction or decree of any governmental authority or create a lien, encumbrance, security interest or claim upon any of the assets of Seller.

     (c) Title. Seller has, and at the Closing Buyer will obtain, good and marketable title to the Acquired Assets, free and clear of all liens, claims, interests, encumbrances and security interests of any kind or nature whatsoever. Seller has not licensed or otherwise granted any person or entity any right or interest in any of the Acquired Assets. No person or entity currently maintains any claim, and, no person or entity has a valid basis for claiming that the operation of the Business or the use of the Acquired Assets infringes, violates or has violated any licensing agreement, patent, non-competition, confidentiality or trademark right or copyright or other rights of any other person or entity.

     (d) Litigation. Except as set forth on Schedule 4(d), there is no claim, judgment, litigation or proceeding in existence or pending at present, or to the knowledge of Seller threatened, against or relating to the Acquired Assets or the Business which would affect or encumber the Acquired Assets; no replevins, attachments, executions or tax assessments or liens are in force against Seller or the Acquired Assets; and Seller does not know, or have reasonable grounds to know, of any basis for any such action, or of any governmental investigation relative to Seller, the Acquired Assets or the Business.

     (e) Customer Contracts. Seller's right, title and interest in and to each of the Customer Contracts, is fully assignable and, on the Closing Date, each such assumed Customer Contract will be in full force and effect and Seller will not be in default thereunder.

     (f) DSL Customers. The DSL Customers consist of approximately 16,800 lines.

     (g) Broker. No broker has been engaged by Seller in connection with the transaction contemplated by this Agreement and no brokerage fees will be payable by Seller to any party as the result of the consummation of such transaction.

     (h) Compliance With Law. To Seller's knowledge, Seller has filed with the appropriate governmental authorities all material applications, notifications and other documents and has been issued and is in compliance with all material requirements for all laws, regulations, permits, certificates, licenses, approvals and other authorizations required to operate the Business, except where the failure to do so would not have a material adverse effect on the Business. Seller is in material compliance with each (and has not received any claim or notice that the Business is not in compliance with or that it is in violation of any) law to which the Business is subject (including all record keeping and reporting requirements thereof); and, to the Seller's knowledge, no prior actions of the Seller in violation of any law or regulation will result in liability to the Buyer as a result of the transactions contemplated by this Agreement.

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     (i)    Governmental Notices.  Seller has not received from any
governmental authority or third party any material request for information, notice of claim, demand letter, or other notification in connection with the conduct of the Business or the use of the Acquired Assets.

     (j) Business Information. In connection with this transaction, the Seller has made or will make available to the Buyer all books, records, correspondence, customer lists, and technical and financial information requested by the Buyer and relating to the Acquired Assets, including the Covad Contract, as of the date of this Agreement (the "Business Information"). The Business Information is accurate in all material respects.

     (k) Customer Disputes. Except as identified on Schedule 4(j), Seller is not aware of any dispute with any DSL Customer.

5.    REPRESENTATIONS AND WARRANTIES OF BUYER

      Buyer hereby represents, warrants and covenants to Seller as follows:

     (a) Buyer is a Delaware corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and has the power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Buyer is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities make such qualification appropriate, except where the failure to be so qualified would not individually or in the aggregate have a material adverse effect on Buyer's ability to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement to Seller and the transactions contemplated hereby have been duly authorized by Buyer's Board of Directors, and Buyer shall deliver to Seller, at or prior to the execution hereof, copies, certified by Buyer's Secretary, of the minutes of the meeting of its Board of Directors at which such authority was granted.

     (b) Buyer has taken all action required by the laws of the State of Delaware or any other applicable law to authorize the transactions contemplated herein.

     (c) There are no pending or, to the knowledge of Buyer, threatened actions or proceedings before any court or administrative agency or other authority which might or will materially or adversely affect Buyer's ability or right to perform all Buyer's obligations hereunder.

     (d) This Agreement constitutes the legal, valid, and binding agreement of Buyer, enforceable in accordance with its terms. The consummation of the transactions contemplated hereby will not conflict with or result in a breach of any provision of, or constitute a default under, any contract, agreement, instrument, regulation, law, or order of any court, administrative agency or federal, state, or local authority to which Buyer is a party, by which it is bound, or to which it may be subject for which Buyer has not obtained a waiver or the consent of the affected party. The execution, delivery, and performance of this Agreement by Buyer will not (i) conflict with or result in a breach or violation of any term or provision of Buyer's Certificate of Incorporation or Bylaws, nor shall its execution, delivery, or performance conflict with or result in a breach of any of the terms, conditions, or any provision of, or constitute a default (or give rise to any right of termination, cancellation, acceleration, vesting, payment exercise, suspension or revocation) under, any indenture, mortgage, contract, agreement, or other
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instrument to which Buyer is a party, or by which it or its properties are or may be bound or affected, (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or the Buyer's properties or assets, except for violations, breaches, defaults, terminations, cancellations, accelerations, creations, impositions, suspensions or revocations that would not individually or in the aggregate have a material adverse effect on the Buyer's ability to complete the transactions contemplated by this Agreement, or (iii) constitute an event that would permit any party to terminate any agreement or accelerate the maturity of any indebtedness or other obligation of Buyer.

     (e) No broker has been engaged by Buyer in connection with the transaction contemplated by this Agreement and no brokerage fees will be payable by the Buyer to any party as the result of the consummation of such transaction.

     (f) Buyer has sufficient cash and/or available credit facilities and/or commitments to pay the Purchase Price and the Covad Cure Amount and to make all other necessary payments of fees and expenses in connection with the transactions contemplated by this Agreement and the Definitive Documents.

6.    COVENANTS

     (a) Access and Investigation. Between the date hereof and the Closing, Seller grants to Buyer and to its duly authorized representatives including, but not limited to, its employees, accountants and counsel reasonable access to (i) all information concerning the Acquired Assets and or the Business as Buyer may reasonably request and (ii) reasonable access, during normal business hours, to the Acquired Assets and to present and former key management employees of the Business who have significant information regarding the Acquired Assets and Business, and releases all such employees from any obligations of confidentiality or non-disclosure with regard to disclosures made by such employees to the Buyer for the purpose of evaluating the transactions contemplated by this Agreement.

     (b) Notice of Sale. Seller will mail notice of the sale, which notice will comply and be served in accordance with the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, any applicable local bankruptcy rules, and any applicable order of the Bankruptcy Court, to parties who assert any interest, lien, encumbrance or claim in or against the Acquired Assets (including but not limited to Nortel Networks, Inc.), in addition to the DSL Customers, Covad, any nondebtor party to a contract that is being assigned hereunder, and any committee of unsecured creditors appointed in the Chapter 11 Case.

     (c)    Bankruptcy Court Approvals.

            (i) Seller confirms that its negotiation of this Agreement with Buyer is critical to its obtaining the highest and best price for its assets, and that without Buyer's commitment of substantial time and expense to the process, Seller would have to employ a less orderly process for the sale of its assets and therefore risk attracting lower prices. Seller acknowledges that Buyer would not have invested the time and incurred the expense of negotiating and documenting the transaction if it were not entitled to a break up fee as described below. Notwithstanding anything in this Agreement to the contrary, if Buyer is not the successful bidder for the Acquired Assets because a bid or bids higher and better than the Purchase Price is approved by the Bankruptcy Court, Buyer shall be entitled to a break-up fee of Forty Thousand and 00/00 United States Dollars (US $40,000.00) (the "Break-up Fee"), provided this Agreement has not been terminated by Seller under Section
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11(a)(v) at that time.  The Break-Up fee shall be payable to Buyer at the closing of the sale of the Acquired Assets to such alternate bidder.

          (ii) As promptly as possible after the date hereof, Seller will file and serve motions (and, at a minimum, notice will be made to Covad and all DSL Customers and any other parties to Customer Contracts or any contracts being assigned hereunder) pursuant to Bankruptcy Code Sections 105, 363, and 365, as applicable, in a form reasonably approved by counsel for Buyer:

                  (A) seeking entry of an order (on an expedited basis) substantially in the form attached hereto as Exhibit D (the "Procedures Order"), approving among other things the payment of the Break-Up Fee as an administrative priority claim under Bankruptcy Code Sections 503(b) and 507(a), approving procedures for the sale of the Acquired Assets (including an overbid amount of US $100,000.00 over the Purchase Price, an incremental bid amount of US $50,000.00 and matching bid provisions), and setting dates for the auction sale of the Acquired Assets no later than November 16, 2001 (the "Auction Hearing Date"), and the hearing on the sale of the Acquired Assets no later than November 16, 2001 (the "Sale Hearing Date"); and

                  (B) seeking entry of an order substantially in the form attached hereto as Exhibit E (the "Sale Order"), which, among other things,
(i) authorizes Seller to sell, transfer and assign the Acquired Assets to Buyer, on an expedited basis, pursuant to this Agreement and Bankruptcy Code Sections 105, 363 and 365, as applicable, free and clear of liens, claims, interests, encumbrances and security interests of any nature or kind, (ii) determines that Buyer is a good faith purchaser under Section 363(m) of the Bankruptcy Code and that the Buyer has acted in good faith, is a bona fide purchaser for value, the Purchase Price is fair and reasonable, and the sale of the Acquired Assets is free and clear of all liens, claims, interests, and encumbrances; (iii) provides that the Customer Contracts and the Covad
Contract are assigned to Buyer pursuant to 11 U.S.C. Section 365, that Buyer assumes no liability for claims or cure amounts under the Customer Contracts prior to the date of Closing, that all Customer Contracts and the Covad Contract are enforceable against the nondebtor parties and that Buyer assumes the Covad Cure Amount pursuant to Section 6(i); (iv) Seller assumes any obligation to cure the Customer Contracts; (v) provides that Section 1146(c) applies to the sale; (vi) is in all respects in a form reasonably acceptable to Counsel for Buyer; (vii) provides that the ten (10) day periods provided for in Federal Rules of Bankruptcy Procedure 6004(g) and 6006(d) are waived;
and (viii) provides that the Parties shall hold the funds collected on account of any accounts receivable that are owed to the other party in trust and that commingling of such accounts receivable with the Parties' general funds or accounts shall not destroy the trust protection or nature of such funds or impact the duties each Party owes to the other with regard to accounts receivable.

     (d) Books and Records. After the Closing, Buyer shall allow Seller and any of its then current directors, officers, employees, counsel, representatives, accountants and auditors (collectively, the "Seller's Representatives") reasonable access to all business records and files of the Seller or the Business that are transferred solely to Buyer in connection herewith, which are reasonably required by such Seller's Representatives in order to complete the Chapter 11 Case or for tax or other valid business purposes, during regular business hours and upon reasonable notice to Buyer. The Seller's Representatives shall have the right to make copies of any such records and files; provided, however, that any such access or copying shall be had or done in such a manner so as not to unreasonably interfere with the normal conduct of Buyer's business or operations.
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     (e)    Additional Matters.  Subject to the terms and conditions herein, except as provided by the Bankruptcy Code, the Bankruptcy Rules or any other orders entered or approvals or authorizations granted by the Bankruptcy Court in the Chapter 11 Case, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, including under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement, including using all commercially reasonable efforts to obtain all necessary waivers, consents and approvals required under this Agreement.

     (f) Preservation of Acquired Assets. Seller will take all prudent actions, at Seller's cost, to safeguard, preserve and maintain the integrity of the Acquired Assets pending Closing.

     (g) Seller's Good Faith Cooperation. Seller shall reasonably cooperate in good faith to assist Buyer in preserving and protecting the Acquired Assets and the Business during the ninety (90) day transition period following the Closing, consistent with the obligations of both parties set forth herein.

     (h) Collection of Accounts Receivable after the Closing. Seller shall be responsible for all costs attributable to the provision of services to the DSL Customers prior to the Closing Date, and Buyer shall be responsible for all costs attributable to the provision of services to the DSL Customers from and after the Closing Date. Seller shall be entitled to all DSL Customer revenue for services provided to DSL Customers prior to the Closing Date, and Buyer shall be entitled to all DSL Customer revenue for services provided to DSL Customers from and after the Closing Date. From and after the Closing Date, Buyer and Seller shall use their best efforts to assist each other in connection with the collection and proper allocation of accounts receivable from the DSL Customers. The Parties shall hold the funds collected on account of any accounts receivable that are owed to the other party in trust. Buyer and Seller each agree to remit to the other any payments which it receives and to which the other is entitled within three (3) business days. Further, each party shall have the right to inspect the books and records of the other party with regard to the collection of accounts receivable related to the DSL Customers.

     (i) Covad Contract. Buyer shall pay to Covad the Covad Cure Amount as such amount is due and owing under the Covad Contract. Seller shall be obligated to pay any amount necessary to cure the Covad Contract in excess of the Covad Cure Amount. Seller shall pay all obligations under the Covad Contract arising from the date of the filing of Seller's bankruptcy petitions through the Closing, and Buyer shall not be obligated to pay any such liabilities or obligations.

     (j) December Billing. Seller shall not send bills to the DSL Customers for the month of December 2001.

7.    CONFIDENTIALITY

      (a) The Seller possesses and will possess following the Closing confidential and proprietary business information relating to the Acquired Assets and the Business (the "Proprietary Information"). The Seller agrees that it will maintain the confidentiality of all Proprietary Information and will not use, or disclose to any other party, for any purpose whatsoever, any Proprietary Information relating to the Acquired Assets or the Business. Further Seller acknowledges the critical importance of maintaining the

Proprietary Information as confidential and agrees that because any award of monetary damages would be inadequate for any breach of this covenant and would cause prior irreparable harm to Buyer, that in any event of the breach or threatened breach of this covenant Buyer will be entitled to equitable relief, including injunctive relief and specific performance. Such remedy shall not be the exclusive remedy for any breach of this covenant but will be in addition to all other remedies available at law or equity.

     (b) The Buyer agrees that prior to the Closing and, in the event that the Buyer is not the successful bidder, after the termination of this Agreement, it will not disclose confidential information with respect to the Seller, the Acquired Assets or the Business, for any purpose or reason whatsoever (except to authorized representatives of the Buyer and to counsel and other advisers, provided that such advisors (other than counsel) agree to the confidentiality provisions of this Section 7(b)), unless (i) such information becomes known to the public generally through no fault of the Buyer, (ii) disclosure is required by law or the order of any governmental or regulatory authority under color of law, or (iii) the Buyer reasonably believes that such disclosure is required in connection with the defense of a lawsuit or for certification or state licensure purposes; provided, that prior to disclosing any information pursuant to clauses (ii) or (iii) above, the Buyer shall, if possible, give prior written notice thereof to the Seller, its successors or assigns, and provide the Seller, its successors or assigns with the opportunity to contest such disclosure. Further Buyer acknowledges the critical importance of maintaining the Proprietary Information as confidential and agrees that because any award of monetary damages would be inadequate for any breach of this covenant and would cause prior irreparable harm to Seller, that in any event of the breach or threatened breach of this covenant Seller will be entitled to equitable relief, including injunctive relief and specific performance. Such remedy shall not be the exclusive remedy for any breach of this covenant but will be in addition to all other remedies available at law or equity.

8.    CONDITIONS TO BUYER'S OBLIGATION

      The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of all of the following conditions (all or any of which may be waived, in whole or in part, by the Buyer):

      (a) The Procedures Order has been entered by the Bankruptcy Court and is no longer subject to stay, modification, or appeal and has become a final order.

      (b) The Sale Order, in all respects in a form reasonably acceptable to counsel for Buyer, has been entered by the Bankruptcy Court and either (i) is no longer subject to stay, modification, or appeal and has become a final order; or (ii) provides that the ten (10) day periods provided for in Federal Rules of Bankruptcy Procedure 6004(g) and 6006(d) are waived.

      (c) Seller's representations and warranties contained in the Agreement are true and correct in all material respects as of the Closing Date as though such representations and warranties were made at such time.

      (d) Seller has, in all material respects, performed or complied with, as the case may be, all obligations, covenants and conditions required by this Agreement to be performed or complied with by it on or before the Closing Date.

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
     (e) Seller has executed and delivered the Bill of Sale and the Assignment.

     (f) A duly authorized officer of the Seller has executed and delivered to Buyer a certificate dated as of the Closing Date certifying as to (c) and (d) above.

     (g) There is no injunction or order of any court or government authority of competent jurisdiction prohibiting the transactions contemplated by this Agreement.

     (h) Upon consummation of the transactions contemplated by this Agreement, Buyer will have obtained good title in and to the Acquired Assets.

9.    CONDITIONS TO SELLER'S OBLIGATIONS

      The obligation of Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions (all or any of which may be waived, in whole or in part, by Seller):

      (a)    The Sale Order has been entered by the Bankruptcy Court;

      (b) Buyer's representations and warranties contained in the Agreement are true and correct in all material respects as of the Closing Date as though such representations and warranties were made at such time;

      (c) Buyer has, in all material respects, performed or complied with, as the case may be, all obligations, covenants and conditions required by this Agreement to have been performed or complied with in all material respects on or before the Closing Date;

      (d) The Chief Financial Officer or another duly authorized officer of Buyer has executed and delivered to Seller a certificate dated as of the Closing Date certifying as to (b) and (c) above; and

      (e) There is no injunction or order of any court or government authority of competent jurisdiction prohibiting the sale.

10.    Survival of Representations and Warranties.

       The representations and warranties of the parties hereto included or provided for herein, shall not survive the Closing and there shall be no liability in respect thereof, whether such liability has accrued prior to the Closing or after the Closing, on the part of either Party.

11.    TERMINATION

       (a) At anytime before the consummation and completion of the Closing, this Agreement may be terminated (i) by mutual written agreement of the Parties; (ii) by Buyer if (A) the Procedures Order has not been entered by October 29, 2001, the Auction Hearing Date has not occurred on or before November 16, 2001, and the Sale Order has not been entered on or before November 16, 2001; (B) Closing has not occurred on or before November 19, 2001; and (C) any other condition set forth in Section 8 has become incapable of fulfillment or has not been satisfied on or before November 19, 2001; (iii) by Seller or Buyer if a bid or bids for the Acquired Assets by a purchaser other than Buyer higher and better than the Purchase Price is approved by the Bankruptcy Court; (iv) by Buyer in the event of any material breach by Seller of any of Seller's agreements, representations or warranties contained herein and the failure of Seller to cure such breach within seven calendar days after receipt of written notice from a Buyer requesting such breach to be cured; or
(v) by Seller in the event of any material breach by Buyer of any of its agreements, representations or warranties contained herein and the failure of Buyer to cure such breach within seven days after receipt of notice from Seller requesting such breach to be cured.

     (b) Effect of Termination. If the Agreement is terminated pursuant to clause (i) of paragraph (a), all obligations of the Parties shall terminate without liability of any party to the other, and the Security Deposit (and any interest thereon) shall be returned to Buyer. If the Agreement is terminated pursuant to clauses (ii) or (iv) of paragraph (a), such termination is without prejudice to any other rights Buyer may have with respect to any breach of any representation, warranty or covenant by Seller, and Buyer shall be entitled to the immediate return of the Security Deposit (and any interest thereon). If the Agreement is terminated pursuant to clause (v) of paragraph (a), provided Seller is not in material breach of any of its agreements, representations or warranties contained herein, Seller shall be entitled to retain the Security Deposit as liquidated damages and as the Seller's sole and exclusive remedy for a breach by Buyer hereunder. If the Agreement is terminated pursuant to clause (iii) of paragraph (a), Buyer shall be entitled to the Break-Up Fee and return of the Security Deposit (with interest) and Buyer shall have no further liability whatsoever. Notwithstanding anything to the contrary in this
Section 11(b), the provisions of Section 7(a) and 7(b) shall remain in full force.

    THE TERMS AND CONDITIONS OF THIS AGREEMENT ARE SUBJECT TO THE APPROVAL OF THE BANKRUPTCY COURT.

12.    MISCELLANEOUS PROVISIONS

       (a) Press Releases and Public Announcements. No party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other party; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable law as determined by a written opinion of counsel or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing party will use commercially reasonable efforts to advise the other party prior to making the disclosure). In addition, the Parties shall jointly prepare a letter to be sent to the DSL Customers subsequent to the Effective Date to explain Buyer's purchase of the Acquired Assets and the transition of such contracts.

       (b) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

       (c) Entire Agreement. This Agreement and all other documents referred to herein constitute the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

       (d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns, including, in the case of the Seller, a Chapter 11 trustee in the event such a trustee is appointed, or a Chapter 7 trustee in the event the Chapter 11 Case is converted. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party; provided, however, that Buyer may with at least five (5) days' prior written notice to Seller (i) assign any or all of its rights and interests hereunder to one or more of its wholly owned subsidiaries (a "Permitted Designee") and (ii) designate one or more of its wholly owned subsidiaries to perform its obligations hereunder (in any or all of which cases the party hereto nonetheless shall remain responsible for the performance of all of its obligations hereunder); and provided, however, that the Seller may assign to any entity the rights to enforce the obligations set forth in Section 7(b).

      (e) Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Any signature page delivered by facsimile or telecopy shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party who requests it.

      (f) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

      (g) Notices. All notices, demands, requests, consents, approvals or other communications required or permitted to be given with respect to this Agreement shall be in writing and shall be delivered (charges prepaid, receipt confirmed or return receipt requested (if available)) by hand, by internationally and nationally recognized air courier service or by facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given and effective (i) if delivered by hand or by internationally or nationally recognized air courier service, when delivered at the address specified in this Section 12(g) (or in accordance with the latest unrevoked written direction from such party) or (ii) if given by facsimile when such facsimile is transmitted to the facsimile number specified in this Section 12(g) (or in accordance with the latest unrevoked written direction from such party), provided, that, appropriate confirmation is received and that any such facsimile is promptly followed by delivery of written notice delivered by hand or by internationally or nationally recognized air courier service.

If to the Seller:                 Copy to:

Ardent Communications, Inc.       Swidler Berlin Shereff Friedman, LLP
1820 North Fort Meyer Drive       3000 K Street, Suite 300
Arlington, Virginia 22209         Washington, DC 2000702-4859
Attention: Amit Rikhy, CFO        Attention: Andrew M. Ray, Esq.
Tel: (703) 276-4326               Tel: (202) 424-7500
Fax: (703) 247-6464               Fax: (202) 424-7647

If to the Buyer:                  Copy to:

Network Access Solutions Corp.    Shaw Pittman LLP
13650 Dulles Technology Dr.       2300 N Street, N.W.
Herndon, VA 20171                 Washington, D.C.  20037-1128
Attention: Jon Aust, CEO          Attention:  Thomas J. Catliota, Esq.
Tel: (703) 793-5000               Tel:  (202) 663-8000
Fax: (703) 793-5010               Fax: (202) 663-8007

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
      (h) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the District of Columbia without giving effect to any choice or conflict of law provision or rule (whether of the District of Columbia or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the District of Columbia.

     (i) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Seller. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     (j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     (k) Expenses. Except with respect to the Seller's payment of the Break Up Fee as provided for in Section 6(c)(i), each of the Buyer and the Seller will bear its own costs and expenses (including legal fees and expenses) incurred in connection with the Agreement and the transactions contemplated hereby.

     (l) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

      (m) Incorporation of Exhibits and Schedules. The exhibits and schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

                        [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Parties hereto have executed this Asset Purchase Agreement as of the date first above written.

                                       "SELLER":

                                        ARDENT COMMUNICATIONS, INC.,
                                        a Delaware corporation



                                     By: /s/ Amit D. Rikhy
                                           --------------------------------
                                   Name:  Amit D. Rikhy
                                  Title:     Chief Financial Officer


                                        ARDENT, INC., a Virginia corporation


                                     By:  /s/ Amit D. Rikhy
                                            ----------------------------
                                   Name:  Amit D. Rikhy
                                  Title:      Chief Financial Officer


                                       "BUYER":

                                        NETWORK ACCESS SOLUTIONS CORPORATION,
                                        a Delaware corporation


                                     By: /s/ Jon Aust
                                                   ----------------------------
                                   Name:  Jon Aust
                                  Title:     Chief Executive Officer

List of Schedules
-----------------

Schedule 1(a)(i)     DSL Customers
Schedule 1(a)(ii)    Customer Contracts
Schedule 1(a)(iv)    Transition Plan
Schedule 2(c)        Allocation of Purchase Price
Schedule 4(d)        Litigation
Schedule 4(j)        Customer Disputes


List of Exhibits
----------------

Exhibit A        Escrow Agreement
Exhibit B        Bill of Sale
Exhibit C        Assignment
Exhibit D        Procedures Order
Exhibit E        Sale Order

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                              Schedule 1(a)(i)

                               DSL Customers

A complete list of the DSL Customers is set forth on a 3.5" floppy disk delivered by Seller to Buyer on the Effective Date. Examples the DSL Customers listed on such floppy disk are as follows:

                        [to be provided by Ardent/SBSF]
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
                               Schedule 1(A)(ii)

                               Customer Contracts

                           To be provided by SBSF/Ardent

                                 Schedule 1(A)(iv)

                                  Transition Plan

                            To be provided by SBSF/Ardent
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
                                   Schedule 2(c)

                           Allocation of Purchase Price

           To be agreed upon by the parties on or prior to the Closing

                                 Schedule 4(d)

                                  Litigation

                                     None.

                                  Schedule 4(j)

                                Customer Disputes

As of the date of this Agreement, there are two hundred and two (202) open customer trouble tickets.

                                    Exhibit A

                                 Escrow Agreement

                           To be provided by SBSF/Ardent

                                   Exhibit B

                                  Bill of Sale

                           To be provided by SBSF/Ardent

                                    Exhibit C

                                    Assignment

                           To be provided by SBSF/Ardent

                                    Exhibit D

                                Procedures Order

                          To be provided by SBSF/Ardent

                                   Exhibit E

                                   Sale Order

                           To be provided by SBSF/Ardent